[Intraop Medical Corporation Letterhead]


May 29, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E., Mail Stop 3030
Washington, D.C. 20549
Attn:  Ms. Julie Sherman

RE:   Intraop Medical Corporation
      Form 10-K for the year ended September 30, 2008

Dear Ms. Sherman:

We are transmitting for filing one copy of Amendment No. 1 (the "Amendment") to the Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the "Annual Report") of Intraop Medical Corporation (the "Company"), which was filed with the Securities and Exchange Commission (the "Commission") on December 22, 2008. The Amendment is being filed in response to comments received from the staff of the Commission (the "Staff") by letter dated May 6, 2009 with respect to the Annual Report. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff's convenience, have been incorporated into this response letter.

1. Comment: We note that you present and discuss several non-GAAP measures in your results of operations, including an adjusted gross margin and research and development, general and administrative and sales and marketing excluding the impact of share based compensation. In future filings, please consider revising MD&A to disclose and quantify the impact of share based compensation on your US GAAP results. For example, you could indicate that the increase in research and development for the period reflected the impact of share based compensation of $XX million.

     If you continue to provide these non-GAAP measures, please revise future filings to fully comply with Item 10(e) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented, an explanation of why you believe the measures provide useful information to investors, and a statement disclosing the additional purposes for the non-GAAP measures.

     Response: We respectfully acknowledge the Staff's comment, and confirm that future filings will be prepared in compliance therewith.



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2. Comment: We note your disclosure on page F-21 that the holders of your senior debentures agreed to amend certain restrictive covenants; however, we do not see any discussion regarding your compliance and the nature of the covenants. Revise future filings to define, in greater detail, the financial and other covenants that you are required to maintain under your loans and debentures, whether you were in compliance with such covenants, the reason for the amendment, and disclose any non-compliance with the covenants.

     Response: We respectfully acknowledge the Staff's comment, and confirm that future filings will be prepared in compliance therewith.

3. Comment: We note your disclosure on page 10 that you currently do not have sufficient capital resources to retire the 10% senior secured debentures when the notes mature on December 31, 2008 and that you will be in default unless you can raise additional capital; however, we did not see any related discussion in Liquidity and Capital Resources. While you present the senior secured debentures as current obligations, there does not appear to be any discussion regarding when these debentures become due and payable and how the company intends to meet their obligation. Revise your discussion in future filings to provide a clear picture of the company's ability to generate cash and to meet existing and known or reasonably likely future cash requirements.

     Response: We respectfully acknowledge the Staff's comment, and confirm that future filings will be prepared in compliance therewith.

4. Comment: We see you have disclosed your debt and lease obligations as of December 1, 2008. Please clarify why your disclosure is as of December 1, 2008 rather than the balance sheet date of September 30, 2008. Revise future filings as necessary.

     Response: We respectfully acknowledge the Staff's comment, and confirm that future filings will be prepared in compliance therewith. In this particular instance, the numbers in the table were as of September 30, 2008 and not December 1, 2008 as indicated in the heading. This was an oversight not identified during our internal review process.

5. Comment: We note that the financial statements included in your 10-K only include a balance sheet as of September 30, 2008. Rule 8-02 of Regulation S-X requires a smaller reporting company to file an audited balance sheet as of the end of each of the two most recent fiscal years. Please confirm that you will comply fully with Article 8 of Regulation S-X in all future filings. In addition, we note that you did not provide comparative data for the year ended September 30, 2007 in the notes to financial statements relating to your balance sheet items. Please present that comparative information in all future periods. Refer to the guidance that can be found at http://www.sec.gov/rules/final/2007/33-8876.pdf

     Response: We respectfully acknowledge the Staff's comment, and confirm that future filings will be prepared in compliance with Article 8 of Regulation S-X and the Staff's comment.


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6. Comment: We note that you maintain separate inventory under a "product financing arrangement" totaling approximately $3.8 million, where ownership of the financed inventory is "transferred" to the lender and you have the right to subsequently repurchase the financed inventory at a price equal to the original transfer price plus interest. Please explain in more detail the terms of this agreement. For example, clarify why the $3.8 million is included in inventory if it is "transferred" to the lender under the arrangement. Also, clarify how you account for the inventory when you repurchase from the lender. Cite the accounting literature that supports your accounting.

     Response: In response to the Staff's comment, please find below the significant terms of the Company's "inventory and product financing arrangement" totaling approximately $3.8 million:

     i. The Company can borrow up to 90% of the value of its inventory based on the invoice price paid by the Company to third party vendors for such inventory ("Factored Inventory"). The Company pays 1% interest compounded monthly on the outstanding balance and is subject to the following conditions:

          o    The lender acquires title to the Factored Inventory.
          o The Factored Inventory is to be stored by the Company free of charge to the lender at locations where the Company customarily warehouses its own inventory and with the same care, safekeeping and insurance.
          o The lender may file one of more UCC financing statements in the appropriate jurisdictions as notice of its ownership interest in the Factored Inventory.
          o The lender may not sell, dispose of, pledge, grant an interest in, or otherwise encumber the inventory and must hold such Factored Inventory free and clear of all liens and encumbrances for later repurchase by the Company.
          o The Company has the right to repurchase said Factored Inventory from the lender at the same price that the lender paid to the Company plus any accrued interest less any prior payments made by the Company to the lender.
          o The Company agrees to fill orders for its products first from the Factored Inventory purchased by the lender by repurchasing the Factored Inventory from the lender.

     ii. Upon sale of the Factored Inventory above, the Company may sell the receivable to the lender for a purchase price that is 80% of the face amount of the invoice to be paid by the customer. The Company pays 2% compounded interest on a monthly basis on the outstanding receivable purchased by the lender. The same term and conditions from the Factored Inventory apply with an added condition that the Company must repay the purchased receivable within six (6) months.



   570 Del Rey Avenue, Sunnyvale, CA 94085 Tel: 408-636-1020 Fax 408-636-0022
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     The U.S. Securities and Exchange Commission's Staff Accounting Bulletin 101
     and 104 state that revenue generally is realized (or realizable) and earned when all of the following criteria are met:

          o    Persuasive evidence of an arrangement exists
          o    Delivery has occurred or services have been rendered.
          o    The seller's price to the buyer is fixed or determinable.
          o    Collectability is reasonably assured.

     In cases where there are buyback agreements whereby the Company can buy back the product at a price that covers all costs of the inventory plus the related holding costs, the inventory remains on the Company's books since all of the above criteria are not met in regards to revenue recognition.

     The Company's ability to repurchase the inventory from the lender at the "same price plus accrued interest" is evidence of a buyback agreement and thus the inventory is recorded on our balance sheet with a corresponding payable.

     In the future we will clarify more in detail the above noted points in our periodic filings through the addition of language such as the following:
     "Under the Company's Inventory and Product Financing Arrangement, only the title to the financed inventory is transferred to the lender. The lender may not sell, dispose of, pledge, grant an interest in, or otherwise encumber the inventory and must hold such Factored Inventory free and clear of all liens and encumbrances for later repurchase by the Company at a price equal to the price that the lender paid to the Company plus any unpaid fees".

7. Comment: We note in 2007 you entered into agreements with Lacuna Investors which you refer to as "August 2007 Agreements" and the "Second Closing". We also note that you used the "transaction method" to value these investments made by Lacuna. Please tell us the significant terms of these agreements and your accounting. Specifically, cite the accounting literature upon which you relied and explain in detail how you applied that literature to the terms of your agreements. Your response should address the accounting for the agreements, any options and warrants, including classification and valuation of each and any extinguishments and cancellations. Address both the method and the significant assumptions applied. Finally, given that your shares are publicly traded, please tell us why the transaction method was the appropriate method to value the investments.

     Response: In response to the Staff's comment, please find below the significant terms of the agreements with the Lacuna Investors and our corresponding accounting treatment:



   570 Del Rey Avenue, Sunnyvale, CA 94085 Tel: 408-636-1020 Fax 408-636-0022

     i. The Company issued to the Lacuna Investors in two related transactions dated August 2007 and October 2007 228,089,736 shares of common stock for total proceeds to the Company of $5,400,000. In addition to, and concurrent with the shares purchased from the Company, the Lacuna Investors purchased 10,178,571 shares from the Company's convertible debenture holders for $1,280,000, resulting in total shares held by the Lacuna Investors of 238,268,307 for a total investment of $6,680,000. The average share price based on the transaction method for the above transactions was $0.028 per share to the Lacuna Investors. Additionally, our common stock is quoted on the NASDAQ over-the-counter Bulletin Board (OTCBB), but it is very thinly traded. Therefore, we valued the entire set of transactions based on the value per the Lacuna Investors' transaction. A further explanation of how we determined the value is provided below.
     ii. The existing convertible debenture holders converted $6,400,000 of principal and $174,840 accrued and unpaid interest into 20,178,571 shares of Company's common stock and then promptly sold 10,178,571 shares to the Lacuna Investors for $1,280,000. In addition, 9,576,548 warrants held by the convertible debt holders with an exercise price ranging from $0.28 to $0.40 per share were exchanged for 21,656,659 warrants with exercise price of $0.00 per share. The $0.00 warrants issued to the convertible debenture holders were exercised at the time of second closing in October 2007. All other debt and accrued and unpaid interest was extinguished, and the Company booked a gain of $4,121,964 on settlement of this liability.
     iii. In conjunction with this transaction, the Company paid from the proceeds $400,000 to extinguish $771,430 of principal and $39,033 in accrued and unpaid interest. The Company also issued 5,000,000 warrants at an exercise price of $0.0280356 to these bridge note holders at the time of the first closing in August 2007. This resulted in a gain on settlement of liability of $270,285. The warrants were exercised at the time of the second closing in October 2007.
     iv. For extinguishment of the remainder of the bridge notes and other accrued liabilities amounting to $1,492,671 of principal and $36,677 in accrued and unpaid interest, the Company issued 18,658,382 warrants to debt holders at an exercise price of $0.08 per share, and re-priced 1,578,410 warrants with an exercise price ranging from $0.28 to $0.40 per share to $0.08 per share at the time of the first closing in August 2007. This resulted in a gain on settlement of liability of $1,006,249. The warrants were exercised at the time of second closing in October 2007.
     v. As part of the agreement, certain officer, directors and employees of the Company were issued 350,000 warrants with a $0.00 exercise price in exchange for $28,000 of notes payable that resulted in a gain on settlement of liability of $18,188. These warrants were exercised at time of the second closing in October 2007.
     vi. Following the significant dilution created due to the above transactions, in November 2007 the Board of Directors approved (i) a reduction to $0.18 per share of the exercise price of options to purchase 1,502,500 shares of common stock previously issued to certain holders with exercise prices between $0.22 to $1.375 per share, (ii) the issuance of options to purchase an additional 7,197,827 shares of common stock at an exercise price of $0.18 per share to those same option holders, and (iii) an initial grant of options to purchase 18,330,000 shares of common stock to the Company's new President and Chief Executive Officer with an exercise price of $0.18 per share. All of these options are priced under Black Scholes valuation method and the cost is amortized pursuant to guidance under FAS 123(R).



   570 Del Rey Avenue, Sunnyvale, CA 94085 Tel: 408-636-1020 Fax 408-636-0022

We reviewed in depth the method of valuation being adopted for the purposes of above new investments in the Company as per the August 2007 Agreements, and determined that the best estimate of fair value is the amount paid by the Lacuna Investors, an independent set of investors.

Before coming to a conclusion of method of valuation we considered a number of valuation approaches, including the following:

     o    Discounted net cash flow method
     o    Excess earnings method
     o    Net book value method
     o    Adjusted net asset value method
     o    Transaction method

Both internal and external factors that might influence the value were also reviewed, analyzed and interpreted. Internal factors included the Company's financial position, results of operations, size, and marketability of the interest being valued. External factors included, among other things, state of the macro economies in general.

Income approaches such as the discounted net cash flow method and the excess earnings method attempt to capture the value of the Company's earnings or cash flows, with the assumption that they will either be paid out as dividends or valued upon liquidation. These approaches are most applicable to ongoing businesses generating steady or predictable cash flows. As the Company has yet to reach profitability or produce meaningful or consistent operating cash flow, and because of the great uncertainty regarding any forecast that could be made about these earnings or cash flows, the Company determined that these measures were inappropriate for valuing the securities issued in the August 2007 Agreements.

Historically and the market condition shows that the additional cash will not bring additional revenue. Therefore the excess earnings method was not an appropriate option for valuation purposes for the new investment.

Further, as the Company's liabilities exceed its assets and because of the uncertainty in valuing goodwill, the Company's intellectual capital portfolio, and other intangibles, neither the net book value method, nor the adjusted net asset value method (liquidation method) were deemed appropriate to value the securities issued per the August 2007 Agreements.



   570 Del Rey Avenue, Sunnyvale, CA 94085 Tel: 408-636-1020 Fax 408-636-0022

Under the net book value method, the Company's total assets and liabilities just before the new investment were $7,466,790 and $17,656,190, respectively for a negative net worth $10,189,400. This method was not deemed appropriate for purposes of valuing this investment.

Under the adjusted net asset value method which takes into consideration the new investment and includes the available cash on hand, the Company's net worth was $1,048,066. With a total number of shares issued being 362,673,716, which will bring the value per share to $0.0029. Again, this method was not deemed appropriate for purposes of valuing this investment.

The value of the security in question is influenced by many of its characteristics, including the size of the block being valued and its marketability vis-a-vis the liquidity of the company. The market price of the shares as of August 17, 2007 was at $0.20 per share. This was unrealistically high and we could not value the shares at this price given the limited trading volume for our securities and the fact that a majority of the shares issued were unregistered, and thus illiquid.

After careful consideration of each method, underlying assumptions and variables utilized, we concluded that transaction method was the most appropriate method and further in conformity with accounting principles generally accepted in the United States of America.

Consequently, the Company used the transaction method to value the investments made by the Lacuna Investors, and in turn used this valuation to calculate the value of certain shares and warrants issued in lieu of extinguishment of debt to various debt holders and other officers and directors who brought in cash to invest in the Company.

In applying the transaction method, the Company concluded that the Lacuna Investors, following the second closing in October 2007, had purchased 238,268,403 shares of the Company's common stock for which they had made equity investments in the Company of $6.68 million, or an average share price of approximately $0.028 per share.

As a result, the Company recorded for the sale of 228,089,736 shares of our common stock: a cash receipt for the investment of $5,270,000; a reduction of accounts payable of $130,000; and an increase in common stock and additional paid in capital of $5,400,000. To document the settlement of liabilities, the Company recorded: reduction of notes payable and accrued liabilities of $8,942,651 against cash payment of $1,680,000 and an increase of common stock and additional paid in capital of $1,845,966 for the issuance of 65,843,612 shares of common stock (including conversion of the warrants at the second closing) for a gain on extinguishment of debt of $5,416,685.

8. Comment: We note that your annual report contains management's internal control report as required by Item 308T of Regulation S-K. As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company as well as the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please amend your Form 10-K to include corrected certifications that include the required language. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

     Response: In response to the Staff's comment, the Amendment contains revised certificates that are in compliance with Item 601(b)(31) of Regulation S-K, and we confirm that future filings will be prepared in compliance therewith.



   570 Del Rey Avenue, Sunnyvale, CA 94085 Tel: 408-636-1020 Fax 408-636-0022
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9. Comment: We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601(b)(31) of Regulation S-K. This comment applies to your interim filings as well.

     Response: In response to the Staff's comment, the Amendment contains revised certifications that are in compliance with Item 601(b)(31) of Regulation S-K, and we confirm that future filings will be prepared in compliance therewith.

     We hereby acknowledge that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report (including the Amendment);

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report (including the Amendment); and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact me at 303.748.2117 if you have any questions or would like additional information regarding these matters.


Very truly yours,

/s/ J.K. Hullett
----------------

J.K. Hullett
Chief Financial Officer

cc:



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